

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2026

Jason Stabell
Chief Executive Officer
Epsilon Energy Ltd.
500 Dallas St., Suite 1250
Houston, TX 77002

>   **Re: Epsilon Energy Ltd.**
>   **Registration Statement on Form S-3**
>   **Filed January 13, 2026**
>   **File No. 333-292704**

Dear Jason Stabell:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Michael Purcell at 202-551-5351 with any questions.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation

cc: David R. Earhart